

Dohan and Company
Certified Public Accountants
A Professional Association

7700 North Kendall Drive, 200
Miami, Florida 33156-7578
Telephone (305) 274-1366
Facsimile (305) 274-1368
E-mail info@uscpa.com
Internet www.uscpa.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form SB-2 for Quorum Ventures, Inc. of our report dated October 12, 2004, relating to financial statements for the period from inception (February 2, 2004) to May 31, 2004.

/s/ Dohan and Company, P.A., CPA's

October 12, 2004

Member:
Florida Institute of Certified Public Accountants
American Institute of Certified Public Accountants
Private Companies and SEC Practice Sections



The CPA. Never Underestimate The Value.®

National and worldwide associations through

